

July 22, 2011

Mr. Jianhua Lv, Chief Executive Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor,
Chengshi Xin Yong She, Xinhua District,
Pingdingshan, Henan Province, China 467000

> **Re:** **Sinocoking Coal & Coke Chemical Industries, Inc.**
> **Form 8-K**
> **Filed May 18, 2011**
> **File No. 1-15931**

Dear Mr. Lv:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant